Exhibit 99.1

BioBlast Pharma Announces Appointment of Tom Dubin, Former Alexion SVP & Chief Legal Officer, to the Board of Directors

New Haven, CT – September 16, 2015 – BioBlast Pharma Ltd., (NasdaqGM: ORPN), a clinical-stage biotechnology company committed to developing meaningful therapies for patients with rare and ultra-rare genetic diseases, announced today that Tom Dubin has joined its Board of Directors, effective immediately.

“Given Tom’s significant operating, reimbursement, and legal experience, especially in the orphan drug arena, and as a member of the Executive Committee of Alexion, there is no doubt he will be a tremendous asset to us, as we seek to develop and commercialize our product platforms. We are very pleased to welcome Tom to our Board of Directors,” said Fredric Price, Executive Chairman of BioBlast.

Mr. Dubin is an attorney and has over twenty years of senior leadership experience in the pharmaceutical and biotechnology industries. From 2001 through 2013, he was a member of the Executive Committee of Alexion Pharmaceuticals, Inc., an S&P 500 biopharmaceuticals company that discovers, develops, and commercializes medicines for patients with ultra-rare, life-threatening disorders. As Senior Vice President and Chief Legal Officer of Alexion, Tom led legal, government affairs, pricing and reimbursement, corporate communications, and other functions, and he held commercial responsibility for the company’s Australasia region. More recently, Mr. Dubin has advised several pharmaceutical companies on strategic matters. Prior to Alexion, Tom served in senior positions at ChiRex, Inc. and at Warner-Lambert Company prior to its sale to Pfizer, Inc. Tom began his career as an attorney with Cravath, Swaine & Moore in New York City. He is a Trustee of American Jewish World Service, and a Member of Launchpad Venture Group. Tom received his J.D. from New York University School of Law, and his B.A. from Amherst College, cum laude.

“It is an honor to join the BioBlast Board at this important time in the Company’s young history. I’m thrilled to be a part of such a highly promising company that has such a rich and three-dimensional pipeline targeting a number of ultra-rare diseases of high unmet need,” said Mr. Dubin. “I look forward to being an active and highly involved member of the Board.”

About BioBlast

BioBlast Pharma is a clinical-stage biotechnology company committed to developing clinically meaningful therapies for patients with rare and ultra-rare genetic diseases. The company is rapidly building a diverse portfolio of product candidates with the potential to address unmet medical needs for incurable diseases. The BioBlast platforms are based on deep understandings of the disease-causing biological processes, and potentially offer solutions for several diseases that share the same biological pathology. For more information please visit the Company’s website, www.bioblast-pharma.com, the content of which is not incorporated herein by reference.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward looking statements when it discusses developing and commercializing our product candidate platforms, building a diverse portfolio of products candidates with the potential to address unmet medical needs for incurable diseases, or that our platforms potentially offer solutions for several diseases that share the same biological pathology. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials would not suggest different conclusions or those historic results referred to in this press release would not be interpreted differently in light of additional research and clinical and preclinical trials results. Because such statements deal with future events and are based on BioBlast Pharma Ltd.'s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of BioBlast Pharma could differ materially from those described in or implied by the statements in this press release, including those discussed under the heading "Risk Factors" in BioBlast Pharma's Annual Report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on March 31, 2015, and in any subsequent filings with the SEC. Except as otherwise required by law, BioBlast Pharma disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

Contact:
U.S. Investor Contact
Michael Rice
Founding Partner
LifeSci Advisors, LLC
mrice@lifesciadvisors.com
1.646.597.6979